

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2018

Edward Myles
Sr. Vice President of Finance, Chief Financial Officer and Treasurer
AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, Massachusetts 02451

> **Re: AMAG Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-10865**

Dear Mr. Myles:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance